NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA COMMENCES DEEP DRILLING AT GOLD BAR
PROPERTY IN NEVADA

July 3, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report that drilling has commenced at the Gold Bar Property located in the Battle Mountain/Eureka mineral belt in central Nevada. The Gold Bar project is subject to an option agreement with American Nevada Gold Corp., with Bonanza acting as Operator of the project.

The drill rig arrived on site on July 2, and is a Drilltec model DH-3. The DH-3 is a specially built drilling rig designed for deep drilling. The drill is owned and operated by the drill contractor, Lang Exploratory Drilling, based in Elko, Nevada.

This initial drill program is designed to provide preliminary information concerning stratigraphy, alteration and possible gold mineralization in the Roberts Mountains Formation at the intersection of mineralized structures. The target deposit would occur where the feeder structures intersect the Roberts Mountains Formation, and would be a high grade, deep Carlin type deposit.

Production at the Gold Bar Pit by Atlas Corporation and its subsidiaries began in 1987 and continued until the mine closed in 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced, with recoveries averaging 87%, resulting in production of 485,000 ounces of gold, as previously announced.

Additional information about Bonanza can be obtained at the company’s website: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023